May 10, 2000


Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
Mail Stop 9-5
450 Fifty Street, N.W.
Washington, D.C.  20549

Re: 2-INFINITY.COM (FORMERLY LAKOTA TECHNOLOGIES, INC.)
    COMMISSION FILE NO. 000-27821

Ladies and Gentlemen:

We were previously the independent accountants for the Company and until the date of April 14, 2000, we reported on the financial statements of the Company as of December 31, 1999, and for the years ended December 31, 1999
and 1998.   On May 5, 2000, our services were terminated.

We have read Item 4 of Form 8-K dated May 5, 2000, of 2-Infinity.com (fomerly Lakota Technologies, Inc.) and are in agreement with the statements contained in paragraph 4(a) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,



HJ & Associates, LLC